Exhibit 99.1

PRESS RELEASE

Immunocore Reports Full Year 2021 Financial Results
and Provides Business Update

 KIMMTRAK® (tebentafusp-tebn) approved by the FDA for the treatment of unresectable or metastatic uveal melanoma; initiated US commercial launch

Positive opinion from European Medicines Agency’s Committee for Medicinal Products for Human Use (CHMP); KIMMTRAK regulatory submissions accepted for review in UK, Canada, and Australia

Plan to report Phase 1 data from ImmTAC clinical candidates targeting PRAME (3Q 2022) and MAGE-A4 (4Q 2022) in multiple solid tumors this year

Cash position of approximately $321 million as of December 31, 2021

(OXFORDSHIRE, England & CONSHOHOCKEN, Penn. & ROCKVILLE, Md., US, 3 March 2022) Immunocore Holdings plc (Nasdaq: IMCR) (“Immunocore” or the “Company”), a commercial-stage biotechnology company pioneering the development of a novel class of T cell receptor (TCR) bispecific immunotherapies designed to treat a broad range of diseases, including cancer, autoimmune and infectious diseases, today announced its financial results for the fourth quarter and year ended December 31, 2021 and provides a business update.

Immunocore’s recent and fourth quarter highlights include the approval from the United States Food and Drug Administration (FDA) of KIMMTRAK® (tebentafusp-tebn) for the treatment of HLA-A*02:01-positive adult patients with unresectable or metastatic uveal melanoma (mUM). The U.S. approval of KIMMTRAK establishes many firsts as the first TCR therapeutic to receive regulatory approval; the first bispecific T cell engager to receive regulatory approval from the FDA to treat a solid tumor; and the first and only therapy for the treatment of unresectable or metastatic uveal melanoma to be approved by the FDA.

In 2021, Immunocore continued to advance its ImmTAC clinical candidates IMC-C103C and IMC-F106C targeting cancer-testis antigens MAGE-A4 and PRAME, respectively. At ESMO Immuno-Oncology Congress 2021 (ESMO-IO), the Company presented initial clinical activity in ovarian and head and neck cancer from its MAGE-A4 program. An expansion arm in high grade serous ovarian carcinoma at 140 micrograms was initiated in the fourth quarter of 2021. Immunocore will continue to explore the optimal dose and evaluate clinical activity in multiple solid tumors as part of the IMC-C103C program, with data planned by year-end of 2022. PRAME is a negative prognostic marker in solid tumors and is heavily expressed amongst multiple solid tumors. As of year-end of 2021, there were 39 patients enrolled in the dose escalation PRAME study and the Company plans to present Phase 1 data in the third quarter of 2022.

Immunocore Holdings plc, 92 Park Drive, Milton Park, Abingdon, Oxon, OX14 4RY, UK
T: +44 (0)1235 438600  |  www.immunocore.com
Registered in England no: 6456207  |  VAT No. GB 939 6694 55

Bahija Jallal, Chief Executive Officer of Immunocore, said: “Reflecting on what has been a momentous period for Immunocore, I am tremendously proud of what we have been able to achieve in recent years, culminating in the FDA approval and positive CHMP opinion of our lead product KIMMTRAK for the treatment of metastatic uveal melanoma. This historic milestone for patients, and for Immunocore, was made possible through years of hard work by our team and healthcare partners. Furthermore, KIMMTRAK’s approval provides an important validation of our ImmTAX platform and opens doors to the development of further ground-breaking discoveries in cancer and other diseases with high unmet need.

Dr. Jallal, continued “We go forward into the new year with energy and optimism that builds on the amazing progress we have made. We continue to focus on the commercial roll-out of KIMMTRAK, striving to ensure that all patients who need treatment with this medicine have access to it. Additionally, we will continue to accelerate our ImmTAX technology platform through our clinical programs, with updates from both our PRAME and MAGE-A4 programs planned for later this year.”

Fourth Quarter 2021 Highlights (including post-period)

KIMMTRAK® (tebentafusp-tebn)

In February 2022, the European Medicines Agency's Committee for Medicinal Products for Human Use (CHMP) has adopted a positive opinion recommending KIMMTRAK® (tebentafusp) for the treatment of HLA-A*02:01-positive adult patients with unresectable or metastatic uveal melanoma (mUM). The CHMP opinion will now be reviewed by the European Medicines Agency, which will provide a final decision on Immunocore’s Marketing Authorisation Application. The United Kingdom’s Medicines and Healthcare Products Agency (MHRA), Health Canada, and the Australian Government Department of Health Therapeutic Goods Administration (TGA) have each accepted the submission of the Company’s Marketing Authorisation Application. Additionally, Immunocore launched a global early access program to make KIMMTRAK readily available to mUM patients. Subject to receipt of regulatory approval from the EMA, Immunocore anticipates launching KIMMTRAK for the treatment of mUM in Europe in the second quarter of 2022.

In January 2022, the United States Food and Drug Administration (FDA) approved KIMMTRAK® (tebentafusp-tebn) for the treatment of HLA-A*02:01-positive adult patients with unresectable or metastatic uveal melanoma (mUM). The FDA approval of KIMMTRAK is based on the results of Immunocore’s Phase 3 IMCgp100-202 clinical trial, which were published in the September 23, 2021 issue of the New England Journal of Medicine. The randomized pivotal trial evaluated overall survival (OS) of KIMMTRAK compared to investigator’s choice (either pembrolizumab, ipilimumab, or dacarbazine) in patients with previously untreated mUM. Data from the trial, the largest Phase 3 trial undertaken in mUM, showed that KIMMTRAK demonstrated unprecedented median OS benefit as a first-line treatment.

In November 2021, the Company presented new clinical data from the Phase 1b trial of tebentafusp in combination with durvalumab (anti-PDL1) and/or tremelimumab (anti-CTLA4) in metastatic cutaneous melanoma (mCM) in poster presentations at the Society for Immunotherapy of Cancer (SITC) 36th Annual Meeting.  In a phase 1b trial in mCM of tebentafusp in combination with checkpoint inhibitors, in which the majority of patients had previously received prior anti-PD(L)1 treatments, the maximum target doses of tebentafusp (68 mcg) plus durvalumab (20 mg/kg) with and with/out tremelimumab (1 mg/kg) were tolerated in both doublet and triplet arms of the study. Preliminary evidence of tebentafusp clinical activity in mCM patients who had prior anti-PD(L)1 therapy, currently an unmet medical need, included 1-year overall survival (OS) rate of 76%. The Company plans to initiate a randomized trial in the fourth quarter of 2022.

In addition, the Company presented a new analysis of baseline gp100 protein tumor expression by immunohistochemistry of tumor biopsies from the Phase 2 and Phase 3 tebentafusp monotherapy mUM trials, where OS benefit was observed for both high and low gp100 protein tumor expression.

In October 2021, the Company announced an exclusive multi-regional agreement for Medison Pharma Ltd. to help seek regulatory authorization and commercialize Immunocore’s tebentafusp (IMCgp100), for the treatment of patients with mUM, in Canada, twenty markets across Central Eastern Europe and Israel. Under the agreement, Medison Pharma would also assist with commercialization activities, assuming regulatory approval is received.

IMC-C103C targeting MAGE-A4

In December 2021, the Company reported initial Phase 1 data from the IMC-C103C dose escalation trial at the 2021 ESMO-IO Congress. IMC-C103C, an ImmTAC molecule targeting an HLA-A*02:01 MAGE-A4 antigen, is currently being studied in a first-in-human, Phase 1/2 dose escalation trial in patients with solid tumor cancers including non-small-cell lung cancer (NSCLC), gastric, head and neck, and ovarian. IMC-C103C demonstrated a manageable safety profile and clinical activity with confirmed durable responses in ovarian cancer and a confirmed durable response in head and neck squamous cell carcinoma (HNSCC). We initiated an expansion arm in high-grade serous ovarian carcinoma at 140 micrograms/weekly. The Company plans to report data from the MAGE-A4 program in the fourth quarter of 2022.

IMC-F106C targeting PRAME

In 2021, the Company continued to dose escalate IMC-F106C, an ImmTAC molecule targeting an HLA-A*02:01 PRAME antigen, in a first-in-human, Phase 1/2 dose escalation trial in patients with multiple solid tumor cancers. PRAME is overexpressed in many solid tumors including NSCLC, SCLC, endometrial, ovarian, melanoma and breast cancers. As of December 16, 2021, the company has enrolled 39 patients in the Phase 1 study. Early pharmacodynamic data indicate that IMC-F106C monotherapy is demonstrating biological activity at the doses currently under evaluation. The Company plans to report the initial Phase 1 data in the third quarter of 2022.

IMC-I109V targeting HBV

In 2021, the Company continued to enroll patients in the IMC-I109V global Phase 1 single ascending dose trial. IMC-I109V is the first product candidate in development using the Company’s immune‐mobilizing monoclonal T cell receptors against virus (ImmTAV®) platform to enter clinical trials. IMC-I109V targets a conserved Hepatitis B virus (HBV) envelope antigen and is being developed as a potential functional cure.

IMC-M113V targeting HIV

In December 2021, the Company received acceptance of a clinical trial application (CTA) in the UK for IMC-M113V, an ImmTAV molecule targeting an HIV gag antigen. The Company plans to dose the first patient in the single ascending dose portion of the study in the second quarter of 2022.

Financial Results

Basic and diluted loss per share was £0.90 (or $1.21) and £3.10 (or $4.19) for the quarter and year ended December 31, 2021, respectively, as compared to an adjusted basic and diluted loss per share of £0.69 and £2.79, respectively, for the same periods in 2020. Total operating loss for the quarter and year ended December 31, 2021, was £37.8 million (or $51.1 million) and £135.2 million (or $182.5 million), respectively, as compared to £20.2 million and £86.2 million respectively for the same periods in 2020. The increases in operating loss were driven by increases in employee costs associated with a non-cash share-based payment charge and pre-commercial expenditure relating to tebentafusp.

Revenue for the quarter and year ended December 31, 2021, was £6.6 million (or $8.9 million) and £26.5 million (or $35.8 million), respectively, as compared to £7.4 million and £30.1 million, respectively, for the same periods in 2020. Revenue consisted of collaboration revenue, and, starting in 2021, also consisted of pre-product revenue under a compassionate use program in France. The decrease in revenue in both periods was primarily due to a reduction under our collaboration agreements, which was partly offset by pre-product revenue. Pre-product revenue was £3.0 million (or $4.1 million) in the year ended December 31, 2021.

For the quarter and year ended December 31, 2021, research and development (“R&D”) expenses were £20.1 million (or $27.1 million) and £73.2 million (or $98.9 million), respectively, as compared to £17.2 million and £74.8 million, respectively, for the same periods in 2020. There was a reduction in clinical trial activity for tebentafusp in the year ended December 31, 2021, as we transitioned to pre-commercial activities, which was partly offset by increases in headcount-related expenses and costs in connection with our IMC-F106C (PRAME) program.

For the quarter and year ended December 31, 2021, administrative expenses were £24.4 million (or $32.9 million) and £88.4 million (or $120.0 million), respectively, as compared to £14.2 million and £45.7 million respectively for the same periods in 2020. The increases in both periods were driven by increases in the non-cash share-based payment charge (which increased by £23.8 million in the year ended December 31, 2021) and pre-commercial expenditure relating to tebentafusp (which increased by £17.4 million in the year ended December 31, 2021).

Cash and cash equivalents were £237.9 million or approximately $321.1 million as of December 31, 2021, as compared to £129.7 million as of December 31, 2020.

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About KIMMTRAK®
KIMMTRAK is a novel bispecific protein comprised of a soluble T cell receptor fused to an anti-CD3 immune-effector function. KIMMTRAK specifically targets gp100, a lineage antigen expressed in melanocytes and melanoma. This is the first molecule developed using Immunocore’s ImmTAC technology platform designed to redirect and activate T cells to recognize and kill tumor cells. KIMMTRAK has been granted Breakthrough Therapy Designation, Fast Track designation and orphan drug designation by the FDA in the United States, Accelerated Assessment by the EMA, and Promising Innovative Medicine (PIM) designation under the UK Early Access to Medicines Scheme for metastatic uveal melanoma.

About Phase 3 IMCgp100-202 Trial
The IMCgp100-202 (NCT03070392) is a randomized pivotal trial that evaluated overall survival (OS) of KIMMTRAK (tebentafusp-tebn) compared to investigator’s choice (either pembrolizumab, ipilimumab, or dacarbazine) in HLA-A*02:01-positive adult patients with previously untreated mUM. KIMMTRAK demonstrated an unprecedented OS benefit with a Hazard Ratio (HR) in the intent-to-treat population favoring KIMMTRAK, HR=0.51 (95% CI: 0.37, 0.71); p< 0.0001, over investigator’s choice (82% pembrolizumab; 13% ipilimumab; 6% dacarbazine).

IMPORTANT SAFETY INFORMATION

Cytokine Release Syndrome (CRS), which may be serious or life-threatening, occurred in patients receiving KIMMTRAK. Monitor for at least 16 hours following first three infusions and then as clinically indicated. Manifestations of CRS may include fever, hypotension, hypoxia, chills, nausea, vomiting, rash, elevated transaminases, fatigue, and headache. CRS occurred in 89% of patients who received KIMMTRAK with 0.8% being grade 3 or 4. Ensure immediate access to medications and resuscitative equipment to manage CRS. Ensure patients are euvolemic prior to initiating the infusions. Closely monitor patients for signs or symptoms of CRS following infusions of KIMMTRAK. Monitor fluid status, vital signs, and oxygenation level and provide appropriate therapy. Withhold or discontinue KIMMTRAK depending on persistence and severity of CRS.

Skin Reactions

Skin reactions, including rash, pruritus, and cutaneous edema occurred in 91% of patients treated with KIMMTRAK. Monitor patients for skin reactions. If skin reactions occur, treat with antihistamine and topical or systemic steroids based on persistence and severity of symptoms. Withhold or permanently discontinue KIMMTRAK depending on the severity of skin reactions.

Elevated Liver Enzymes

Elevations in liver enzymes occurred in 65% of patients treated with KIMMTRAK. Monitor alanine aminotransferase (ALT), aspartate aminotransferase (AST), and total blood bilirubin prior to the start of and during treatment with KIMMTRAK. Withhold KIMMTRAK according to severity.

Embryo-Fetal Toxicity

KIMMTRAK may cause fetal harm. Advise pregnant patients of potential risk to the fetus and patients of reproductive potential to use effective contraception during treatment with KIMMTRAK and 1 week after the last dose.

The most common adverse reactions (≥30%) in patients who received KIMMTRAK were cytokine release syndrome, rash, pyrexia, pruritus, fatigue, nausea, chills, abdominal pain, edema, hypotension, dry skin, headache, and vomiting. The most common (≥50%) laboratory abnormalities were decreased lymphocyte count, increased creatinine, increased glucose, increased AST, increased ALT, decreased hemoglobin, and decreased phosphate.

Please see full Prescribing Information, including BOXED WARNING for CRS.

About KIMMTRAKConnect
Immunocore is committed to helping patients who need KIMMTRAK obtain access via our KIMMTRAKConnect program. The program provides services with dedicated nurse case managers who provide personalized support, including educational resources, financial assistance, and site of care coordination. To learn more, visit KIMMTRAKConnect.com or call 844-775-2273.

About ImmTAC® Molecules
Immunocore’s proprietary T cell receptor (TCR) technology generates a novel class of bispecific biologics called ImmTAC (Immune mobilizing monoclonal TCRs Against Cancer) molecules that are designed to redirect the immune system to recognize and kill cancerous cells. ImmTAC molecules are soluble TCRs engineered to recognize intracellular cancer antigens with ultra-high affinity and selectively kill these cancer cells via an anti-CD3 immune-activating effector function. Based on the demonstrated mechanism of T cell infiltration into human tumors, the ImmTAC mechanism of action holds the potential to treat hematologic and solid tumors, regardless of mutational burden or immune infiltration, including immune “cold” low mutation rate tumors.

About Immunocore
Immunocore is a commercial-stage biotechnology company pioneering the development of a novel class of TCR bispecific immunotherapies called ImmTAX – Immune mobilizing monoclonal TCRs Against X disease – designed to treat a broad range of diseases, including cancer, autoimmune, and infectious disease. Leveraging its proprietary, flexible, off-the-shelf ImmTAX platform, Immunocore is developing a deep pipeline in multiple therapeutic areas, including five clinical stage programs in oncology and infectious disease, advanced pre-clinical programs in autoimmune disease and multiple earlier pre-clinical programs. Immunocore’s most advanced oncology TCR therapeutic, KIMMTRAK (tebentafusp-tebn), has been approved by the U.S. FDA for the treatment of HLA-A*02:01-positive adult patients with unresectable or metastatic uveal melanoma (mUM) having demonstrated an overall survival benefit in a randomized Phase 3 clinical trial in metastatic uveal melanoma, a cancer that has historically proven to be insensitive to other immunotherapies.

Forward Looking Statements
This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, statements regarding the marketing and therapeutic potential of KIMMTRAK for metastatic uveal melanoma (mUM); the expected clinical benefits of KIMMTRAK including extended overall survival benefit; expectations regarding the timing of the commercial launch of KIMMTRAK, the timing of commercial availability and the ability to reach patients in a timely manner; the value proposition of KIMMTRAK in mUM and benefit as an orphan indication including expectations regarding the potential market size opportunity; Immunocore’s sales and marketing plans in the United States; and future development plans of KIMMTRAK, including the timing or likelihood of expansion into additional markets or geographies. Any forward-looking statements are based on management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements, many of which are beyond the Company’s control. These risks and uncertainties include, but are not limited to, the impact of the ongoing COVID-19 pandemic and the Omicron variant on the Company’s business, strategy, clinical trials and financial position; Immunocore’s ability to maintain regulatory approval of KIMMTRAK; its ability to execute its commercialization strategy for KIMMTRAK; its ability to develop, manufacture and commercialize its other product candidates including plans for future development of KIMMTRAK and other product candidates, including the timing or likelihood of expansion into additional markets or geographies; commercial supply of KIMMTRAK or any future approved products, and launching, marketing and selling of KIMMTRAK or any future approved products; Immunocore’s ability and plans in continuing to establish and expand a commercial infrastructure and to successfully launch, market and sell KIMMTRAK; actions of regulatory agencies, which may affect the initiation, timing and progress of clinical trials or future regulatory approval; Immunocore’s ability to obtain, maintain and enforce intellectual property protection for KIMMTRAK or any product candidates it is developing; unexpected safety or efficacy data observed during preclinical studies or clinical trials; clinical trial site activation or enrollment rates that are lower than expected; changes in expected or existing competition; Immunocore’s ability to obtain, maintain and enforce intellectual property protection for KIMMTRAK or any product candidates it is developing; and the success of Immunocore’s current and future collaborations, partnerships or licensing arrangements. These and other risks and uncertainties are described in greater detail in the section titled "Risk Factors" in Immunocore’s filings with the Securities and Exchange Commission, including Immunocore’s most recent Annual Report on Form 20-F for the year ended December 31, 2020 filed with the Securities and Exchange Commission on March 25, 2021, as well as discussions of potential risks, uncertainties, and other important factors in the Company’s subsequent filings with the Securities and Exchange Commission. All information in this press release is as of the date of the release, and the Company undertakes no duty to update this information, except as required by law.

CONTACT:

Immunocore
Debra Nielsen, Head of Communications
T: +1 (610) 368-8602
E: debra.nielsen@immunocore.com
Follow on Twitter: @Immunocore
Consilium Strategic Communications (corporate and financial)
Mary-Jane Elliott/ Chris Welsh/Jessica Hodgson
T: +44 (0)203 709 5700

E: Immunocore@consilium-comms.com
Investor Relations
Clayton Robertson, Head of Investor Relations
T: +1 (215) 384-4781
E: ir@immunocore.com

Consolidated Statement of Loss
(in thousands)

Comparison of the Years Ended December 31, 2021 and 2020:

	Year Ended December 31,
	2021				2020
	$		£		£
	(unaudited)
Revenue		35,802		26,520		30,114
Research and development expenses		(98,855)		(73,226)		(74,809)
Administrative expenses		(119,339)		(88,399)		(45,740)
Net other operating (loss) income		(77)		(57)		4,242
Operating loss		(182,469)		(135,162)		(86,193)
Finance income		63		47		2,208
Finance costs		(7,848)		(5,813)		(3,375)
Non-operating expense		(7,785)		(5,766)		(1,167)
Loss before taxes		(190,254)		(140,928)		(87,360)
Income tax credit		12,697		9,405		13,267
Loss for the period		(177,557)		(131,523)		(74,093)

Consolidated Statement of Loss (unaudited)
(in thousands)

Comparison of the Quarters Ended December 31, 2021 and 2020:

	Quarter Ended December 31,
	2021				2020
	$		£		£
Revenue		8,901		6,593		7,420
Research and development expenses		(27,097)		(20,072)		(17,243)
Administrative expenses		(32,894)		(24,366)		(14,171)
Net other operating income		18		13		3,843
Operating loss		(51,072)		(37,832)		(20,160)
Finance income		7		5		236
Finance costs		(1,820)		(1,348)		(1,103)
Non-operating expense		(1,813)		(1,343)		(867)
Loss before taxes		(52,885)		(39,175)		(21,027)
Income tax (expense) credit		(289)		(214)		2,147
Loss for the period		(53,174)		(39,389)		(18,880)

Consolidated Statement of Cash Flows
(in thousands)

Years Ended December 31, 2021 and 2020

	Year Ended December 31,
	2021				2020
	$		£		£
	(unaudited)
Cash and cash equivalents at beginning of year		175,117		129,716		73,966
Net cash flows used in operating activities		(129,749)		(96,110)		(61,250)
Net cash flows used in investing activities		(495)		(367)		1,143
Net cash flows from financing activities		276,252		204,631		115,941
Net foreign exchange difference on cash held		22		16		(84)
Cash and cash equivalents at end of period		321,147		237,886		129,716

Consolidated Statements of Financial Position
(in thousands)

Years Ended December 31, 2021 and 2020

	December 31, 2021		December 31, 2020
Non-current assets	£		£
Property, plant and equipment		8,944		13,754
Right of use assets		22,593		23,093
Investment in sub-lease		—		776
Other non-current financial assets		4,935		4,410
Deferred tax asset		2,575		2,230
Total non-current assets		39,047		44,263
Current assets
Trade and other receivables		15,208		10,280
Tax receivable		9,632		12,935
Cash and cash equivalents		237,886		129,716
Total current assets		262,726		152,931
Total assets		301,773		197,194
Equity
Share capital		88		64
Share premium		212,238		—
Foreign currency translation reserve		89		163
Other reserves		386,167		386,167
Share-based payment reserve		54,357		18,821
Accumulated deficit		(481,392)		(349,869)
Total equity		171,547		55,346
Non-current liabilities
Interest-bearing loans and borrowings		37,226		36,654
Deferred revenue		6,408		24,868
Lease liabilities		25,355		25,190
Provisions		57		138
Total non-current liabilities		69,046		86,850
Current liabilities
Trade and other payables		35,436		25,728
Deferred revenue		24,450		27,118
Lease liabilities		1,255		2,043
Provisions		39		109
Total current liabilities		61,180		54,998
Total liabilities		130,226		141,848
Total equity and liabilities		301,773		197,194